SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31651; File No. 812-14126]

Benefit Street Partners BDC, Inc., <u>et al.</u>; Notice of Application

May 27, 2015

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDC") and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

<u>Applicants</u>: Benefit Street Partners BDC, Inc. ("BSP BDC"), Providence Flexible Credit Allocation Fund ("Providence Flexible Credit"), Griffin-Benefit Street Partners BDC Corp. ("Griffin BSP," and with BSP BDC and Providence Flexible Credit, the "Existing Regulated Funds"), Providence TMT Debt Opportunity Fund II L.P. ("Fund II"), PECM Strategic Funding L.P. ("Strategic Funding"), Providence Debt Fund III L.P. ("Fund III"), Providence Debt Fund III Master (Non-U.S.) L.P. ("Fund III Offshore"), Benefit Street Partners Capital Opportunity Fund L.P. ("BSP Capital Fund"), Benefit Street Partners SMA LM L.P ("Benefit Street LM"), Benefit Street Partners SMA-C L.P. ("Benefit Street SMA-C," and with Fund II, Strategic Funding, Fund III, Fund III Offshore, BSP Capital Fund and Benefit Street LM, the "Existing Affiliated Funds"), Providence Equity Capital Markets L.L.C. ("Fund II Affiliated Adviser"), Benefit Street Partners L.L.C. ("BSP Adviser") and Griffin Capital BDC Advisor, LLC ("GBA").

<u>Filing Dates</u>: The application was filed on February 26, 2013, and amended on January 31, 2014,

July 23, 2014, December 18, 2014 and April 22, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 22, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 9 West 57th Street, 49th Floor, New York, NY 10019.

For Further Information Contact: David J. Marcinkus, Senior Counsel, at (202) 551-6882 or David P. Bartels, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   BSP BDC is a Maryland corporation organized as a closed-end management investment company that intends to elect to be regulated as a BDC under section 54(a) of the Act.[1] BSP BDC's Objectives and Strategies[2] are to generate both current income and capital appreciation by primarily investing in secured debt, unsecured debt, as well as related equity securities issued by private U.S. middle market companies. The board of directors ("Board") of BSP BDC will be comprised of five directors, three of whom will be persons who are not "interested persons" of BSP BDC as defined in section 2(a)(19) of the Act ("Non-Interested Directors").

2.   Providence Flexible Credit is a Massachusetts business trust organized as closed-end investment company registered under the Act. Providence Flexible Credit's Objectives and Strategies are to seek total return through a combination of current income and capital appreciation. Providence Flexible Credit will seek to achieve its investment objective by investing primarily in a portfolio of (i) secured loans made primarily to companies whose debt is below investment grade quality; (ii) corporate bonds that are expected to be primarily high yield issues of below investment grade quality; and (iii) debt investment opportunities in middle market companies in the United States that are of below investment grade quality. Providence Flexible Credit will have a Board with a majority of trustees that are Non-Interested Directors.

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2]   "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

3.	Griffin BSP is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under the Act. Griffin BSP's Objectives and Strategies are to generate both current income and capital appreciation. Applicants state that Griffin BSP seeks to achieve its investment objective by investing in secured and unsecured debt, as well as equity and equity related securities issued by private U.S. companies primarily in the middle market or public U.S. companies with market equity capitalization of less than $250 million. Griffin BSP's Board consists of five members, a majority of whom are Non-Interested Directors.

4.	Each of the Affiliated Funds would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. Fund II is a Cayman Islands limited partnership which seeks to make debt investments primarily in small to mid-sized companies primarily in the media, entertainment, education, communications and information industries. Strategic Funding is a Cayman Islands limited partnership which seeks to invest in distressed companies in non-control transactions, secured and unsecured instruments in syndicated transactions, and privately negotiated debt deals primarily in U.S.-based middle market companies across various industries. Fund III is a Delaware limited partnership which seeks to make debt investments primarily in U.S.-based middle market companies across various industries. Fund III Offshore is a Cayman Islands limited partnership which seeks to make debt investments primarily in small to mid-sized companies across various industries. BSP Capital Fund is a Delaware limited partnership which seeks to make debt investments primarily in small to mid-sized companies across various industries. Benefit Street LM is a Delaware limited partnership which seeks to make debt investments in U.S.-based middle market companies, larger cap issuers and real estate related companies across various industries and related equity securities. Benefit Street SMA-C is a Delaware limited partnership which seeks to make debt investments primarily in secured debt, unsecured debt, and related equity securities issued by primarily U.S.-based companies of any size capitalization and real estate related companies across various industries and related equity securities.

5. Fund II Affiliated Adviser and BSP Adviser are each Delaware limited liability companies registered as investment advisers under the Investment Advisers Act of 1940 (the "Advisers Act"). Applicants state that Fund II Affiliated Adviser and BSP Adviser are controlled by the same individuals (the "Principals") and are thus affiliated persons of each other as described by section 2(a)(3)(C) of the Act. Fund II Affiliated Adviser serves as investment adviser to Fund II and Strategic Funding. BSP Adviser serves as investment adviser to BSP BDC, Providence Flexible Credit, Fund III, Fund III Offshore, Benefit Street LM, BSP Capital Fund and Benefit Street SMA-C.

6. GBA is a Delaware limited liability company registered as an investment adviser under the Advisers Act. GBA serves as investment adviser to Griffin BSP. In addition, BSP Adviser serves as sub-adviser to Griffin BSP. Applicants state that GBA and BSP Adviser are not affiliated persons as defined by the Act.

7. Applicants seek an order ("Order") to permit one or more Regulated Funds[3] and/or one or more Affiliated Funds[4] to participate in the same investment opportunities through a

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[3] "Regulated Fund" means any of the Existing Regulated Funds and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is a Providence Adviser, and (c) that intends to participate in the Co-Investment Program. The term "Providence Adviser" means (a) BSP Adviser and (b) any future investment adviser, other than Providence Equity Partners L.L.C., that controls, is controlled by or is under common control with BSP Adviser and is registered under the Advisers Act. The term "Adviser" means any Providence Adviser and GBA. Providence Equity Partners L.L.C. is excluded from the definition of Adviser because none of its clients will participate in any Co-Investment Transaction.

[4] "Affiliated Fund" means (a) the Existing Affiliated Funds and (b) any Future Affiliated Fund. "Future Affiliated Fund" means any entity (a) whose investment adviser is a Providence Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that

proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under section 57(a)(4) and rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price; [5] and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order. [6]

8.   Applicants state that a Regulated Fund may, from time to time, form a Wholly-Owned Investment Sub. [7]   Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of section 57(a)(4) and rule 17d-1. Applicants request

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intends to participate in the Co-Investment Program.

[5]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

[6]   All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[7]   The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the requested order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

9.   When considering Potential Co-Investment Transactions for any Regulated Fund, the Adviser (or Advisers if there are more than one) will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

10.   Applicants state that GBA will be investment adviser to Griffin BSP, while BSP

Adviser will be sub-adviser. Applicants represent that although BSP Adviser will identify and

recommend investments for Griffin BSP, GBA will have ultimate authority to approve or reject the

investments proposed by BSP Adviser, subject to the oversight of Griffin-BSP's Board. Applicants

further represent that each of BSP Adviser and GBA has adopted allocation policies and procedures

which are designed to allocate investment opportunities fairly and equitably among their clients

over time. Applicants state that in the case of a Potential Co-Investment Transaction, BSP Adviser

will apply its allocation policies and procedures in determining the proposed allocation for Griffin

BSP consistent with the requirements of condition 2(a). Applicants further submit that if GBA

approves the investment for Griffin BSP, the investment and all relevant allocation information

would then be presented to Griffin BSP's Board for its approval in accordance with the conditions

to the application. Applicants state that they believe the investment process between BSP Adviser

and GBA, prior to seeking approval from Griffin BSP's Board (which is in addition to, rather than

in lieu of, the procedures required under the conditions of the application), is significant and

provides for additional procedures and processes to ensure that Griffin BSP is being treated fairly in

respect of Potential Co-Investment Transactions.

11.   Other than pro rata dispositions and Follow-On Investments as provided in

conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the

applicable Adviser(s) will present each Potential Co-Investment Transaction and the proposed

allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible

Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required

Majority")[8] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

12. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

13. No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

14. Under condition 15, if the Providence Advisers, the Principals, or any person controlling, controlled by, or under common control with the Providence Advisers or the Principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting securities of a Regulated Fund ("Shares"), then the Holders will vote such

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[8]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

Shares as directed by an independent third party when voting on matters specified in the condition. Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Providence Advisers or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. Applicants represent that the Non-Interested Directors will evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit participation by a registered investment company and an affiliated person in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies. Similarly, with regard to BDCs, section 57(a)(4) of the Act generally prohibits certain persons specified in section 57(b) from participating in joint transactions with the BDC or a company controlled by the BDC in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.

2.   In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the Affiliated Funds and the Regulated Funds (excluding Griffin BSP) could be deemed to be a person related to each other Regulated Fund (excluding Griffin BSP) in a manner described by section 57(b) by virtue of being under common control. In addition, section 57(b) applies to any investment adviser to a Regulated Fund, including subadvisers. Applicants submit that BSP Adviser, in its role as subadviser to Griffin BSP, could be deemed to be a person related to Griffin BSP in a manner described in section 57(b). Therefore, BSP Adviser and any control affiliate of BSP Adviser (such as the Regulated Funds and the Affiliated Funds) could be prohibited from participating in the Co-Investment Program with Griffin BSP by section 57(a)(4) and Rule 17d-1.

4.   Applicants state that in the absence of the requested relief, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions of the application will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and would be done in a manner that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time a Providence Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, each Adviser to the Regulated Fund will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If each Adviser to a Regulated Fund deems the participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser (or Advisers if there are more than one) will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the Adviser (or Advisers if there are more than one) to a Regulated Fund to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each party's net asset value, up to the amount proposed to be invested by each. The Adviser (or Advisers if there are more than one) to each participating Regulated Fund will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's net asset value to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the Adviser to the Regulated Fund (or Advisers if there are more than one) will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the shareholders of the Regulated Fund; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

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(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser to the Regulated Fund (or Advisers if there are more than one) agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Adviser to the Regulated Fund (or Advisers if there are more than one) will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[9] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

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[9]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

7.   (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser to the Regulated Fund (or Advisers if there are more than one) will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.	(a)	If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser to the Regulated Fund (or Advisers if there are more than one) will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)	If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Affiliated Funds' and the Regulated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the Adviser(s) to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party's net asset value, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[10] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition

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[10]   Applicants are not requesting and the staff of the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

2(c)(iii)(C), and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund).

14.   The Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that GBA will be notified of all Potential Co-Investment Transactions that fall within Griffin BSP's then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.   If the Holders own in the aggregate more than 25% of the outstanding Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary